COBHAM

Cobham plc, Brook Road, Wimborne
Dorset, England BH21 2BJ
Tel: +44 (0)1202 882020 • Fax: +44 (0)1202 840523
www.cobham.com

N

RECEIVED
2006 MAR 16 A 11:46
OFFICE OF INTERNATIONAL CORPORATE FINANCE

06011824

SUPPL

Our ref: L/COB/88.2/19670

10th March 2006

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street NE
Washington
DC 20549
USA

Dear Sirs

Securities Exchange Act 1934 Rule 12g3-2(b)
Issuer: Cobham plc
File no: 8234923

We enclose the following copy documents as required pursuant to the above-referenced rule:

1. Stock Exchange announcement relating to the award of the Australian Coastwatch contract dated 3 March 2006.
2. Stock Exchange announcement relating to the award of two contracts for military land vehicles and aircraft in the US dated 8 March 2006.
3. Stock Exchange announcement relating to preliminary results for the year ended 31 December 2005 dated 9 March 2006.
4. Stock Exchange announcement relating to the disposal of the company's countermeasures businesses dated 9 March 2006.
5. Stock Exchange announcement relating to preference share dividend dated 9 March 2006.
6. Notice of allotment of shares or securities on Form 88(2) dated 6 March 2006.
7. General Purposes Committee resolution allotting securities dated 6 March 2006.

If you have any questions or comments, please contact me at +44 (0)1202 857552.

Yours faithfully
for Cobham plc

PROCESSED
MAR 22 2006
THOMSON FINANCIAL

J M Pope
Company Secretary/Solicitor

Regulatory Announcement

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Company	Cobham PLC
TIDM	COB
Headline	Re Contract
Released	07:00 03-Mar-06
Number	2274Z

RNS Number:2274Z
Cobham PLC
03 March 2006

COBHAM SIGNS A$1BN COASTWATCH CONTRACT

Cobham plc (Cobham) is delighted to announce its largest contract award to date. National Air Support company, Surveillance Australia, has been awarded a new Australian Coastwatch contract worth A$1bn over twelve years.

In the biggest operation of its type in the world, Cobham will provide for the Australian government key elements of a border patrol service to detect illegal fishing and immigration, quarantine and environmental hazards, drug smuggling and missing vessels.

To fulfil the new requirement for "all electronic surveillance" from January 2008, ten Dash 8 aircraft will be equipped with new generation surveillance sensors, communications and data management systems, including a range of Cobham products. National Air Support will invest in upgrading five existing Dash 8 aircraft and add five more. Each aircraft will be capable of searching an area of more than 110,000 km2 per flight and operate from existing bases in Broome, Darwin, Horn Island and Cairns, providing all weather, day and night electronic surveillance of Australia's maritime Exclusive Economic Zone (EEZ).

The award underlines Cobham's surveillance expertise in an increasingly demanding network-centric environment. The smaller turboprop and piston-engined aircraft in the current fleet will be progressively retired before the new contract takes effect.

Allan Cook, Cobham Chief Executive, said,

"We are delighted to extend our existing eleven year partnership with Coastwatch and the Australian government to meet their future surveillance needs. Each aircraft will act as a live link in a national data communications network providing timely, high quality surveillance information to Coastwatch so that they can make informed border security decisions in real time."

ENQUIRIES
Cobham plc Tel: +44 (0)1202 882020
Allan Cook, Chief Executive
Warren Tucker, Group Financial Director

Weber Shandwick Square Mile Tel: +44 (0)20 7067 0746
Susan Ellis, Kirsty Raper

NOTES
Cobham plc - with five technology divisions and one in a service sector, the Group designs and manufactures equipment, specialised systems and components for the aerospace, defence, communications, law enforcement and national security markets, and operates, maintains and modifies aircraft, particularly in relation to special mission flight operations and surveillance.

National Air Support (NAS) Cobham's special mission aircraft operator in

Australia, provides services including: aerial surveillance for Coastwatch; aircrew and maintenance for the Tenix LADS hydrographic survey aircraft and a Super Puma helicopter with industry partner Bristow Helicopters in support of the Australian Government's Regional Assistance Mission to the Solomon Islands (RAMSI).

NAS and sister company National Jet Systems are part of Cobham Flight Operations and Services Australia, operating a fleet of 48 fixed and rotary wing aircraft throughout Australia and Papua New Guinea, employing more than 1,100 people. As Australia's third largest high capacity aircraft operator the group provides passenger and freight services to Qantas, Australian air Express, and major resource industry and government organisations.

END

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Regulatory Announcement

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Company	Cobham PLC
TIDM	COB
Headline	Re Contract
Released	07:00 08-Mar-06
Number	4536Z

RNS Number:4536Z
Cobham PLC
08 March 2006

COBHAM WINS CONTRACTS WORTH $26M IN USA

Cobham plc (Cobham) announces the award of two contracts for military land vehicles and aircraft worth more than US$26m in total.

H Koch & Sons (Koch), part of the Cobham Life Support Division, has been awarded a contract worth at least US$18m for improved passenger restraint systems for HMMWVs (High Mobility Multipurpose Wheeled Vehicles), following rapid development and evaluation by Koch at the end of 2005. The restraints are being initially provisioned for vehicles in war zones as a safety improvement, with production commencing immediately from Koch's facility in California, USA.

Sargent Fletcher Inc (SFI), part of the Cobham Air Refuelling & Auxiliary Mission Equipment Division, has been awarded follow on contracts from Lockheed Martin Corporation worth more than US$8m for its 600 gallon external fuel tanks for the F-22 Raptor jet aircraft. The SFI designed, developed, and tested 600 gallon external fuel tank will be manufactured at its facility in California, USA.

Allan Cook, Cobham Chief Executive, said,

"I am very pleased that the equipment supplied by Koch is improving the safety of troops travelling in HMMWVs. Koch continues to be an excellent addition to our Life Support Division.

The contract award for the US Air Force F-22 production programme further extends our relationship with Lockheed Martin, which continues to develop on several fronts."

ENQUIRIES

Cobham plc	Tel: +44 (0)1202 882020
Allan Cook, Chief Executive	
Warren Tucker, Group Financial Director	
Weber Shandwick Square Mile	Tel: +44 (0)20 7067 0746
Susan Ellis, Kirsty Raper	

NOTES

Cobham plc - with five technology divisions and one in a service sector, the Group designs and manufactures equipment, specialised systems and components for the aerospace, defence, communications, law enforcement and national security markets, and operates, maintains and modifies aircraft, particularly in relation to special mission flight operations and surveillance.

Cobham Life Support Division - is a specialist provider of aviation oxygen to the military and civil markets. The division also designs and manufactures high technology pneumatic equipment for fin actuation in missiles, with a niche position in cryostatic cooling for land and aviation markets. In the personal survival market, products are produced for naval and land applications, including aircrew and vehicle restraints, parachute release mechanisms and flotation gear.

Cobham Air Refuelling and Auxiliary Mission Equipment Division - specialises in the provision of tactical tanking for helicopters, buddy-buddy and special operations as well as strategic tanking for deployment and sustainment of fixed and rotary wing aircraft. The division also designs and manufactures: external fuel tanks, missile launchers, pneumatic and pyrotechnic bomb ejection, defensive aid chaff and flare systems, pneumatic multi-store carriers, aerial targets, filtration and liquid separation systems, and area, terminal and ground movement control systems.

END

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Regulatory Announcement

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Company	Cobham PLC
TIDM	COB
Headline	Final Results
Released	07:01 09-Mar-06
Number	5295Z

RNS Number:5295Z
Cobham PLC
09 March 2006

PRELIMINARY RESULTS FOR THE YEAR ENDED 31 DECEMBER 2005

Cobham plc ("Cobham" or the "Group") today announces strong results for the year.

IFRS Basis	2004	2005	Change
Orders received	£1,062.8m	£1,318.6m	+24.1%
Revenue (1)	£979.0m	£1,090.4m	+11.4%
Underlying(2) trading margin	15.3%	16.3%	+1.0pts
Underlying(2) profit before tax	£142.3m	£167.0m	+17.4%
Underlying(2) earnings per share (3)	9.12p	10.58p	+16.0%
Basic earnings per share(3)	9.00p	8.71p	
Operating cash conversion	85%	99%	+10.0%
Full year recommended dividend per share(3)	3.10p	3.41p	

(1) Includes continuing and discontinued operations
(2) Not IFRS. For definition of "underlying" see Results
(3) Restated to reflect the share subdivision of 11 July 2005

2005
- Double-digit growth in revenue, underlying operating profit and earnings per share
- Strong operating cash conversion of 99%
- Successful year for civil and military contract awards
- Strategic review announced in September, implementation well underway
- Good progress on portfolio reshaping with £158m raised from disposals
- REMEC acquisition exceeding profit expectations 2006

2006
- Order intake excellent, with A$1bn Coastwatch contract signed
- Organic growth prospects strong

- Countermeasures disposal agreed

Gordon Page, CBE, Chairman, commented,
"This has been a successful year and the start of a transformational process. We have delivered a strong financial performance, successfully integrated our largest acquisition to date and completed a strategic review which is a defining point for Cobham. We look with confidence to the future and believe the Group is well positioned for continued organic and acquisition growth, exploiting and enhancing our leadership across high technology growth segments of the aerospace and defence market. "

ENQUIRIES
Cobham plc Telephone: +44 (0) 1202 882020
Allan Cook, Chief Executive
Warren Tucker, Group Financial Director

Weber Shandwick Square Mile Telephone: +44 (0) 207 067 0700
Susan Ellis or Kirsty Raper

Notes: An extract of the preliminary results is attached. A presentation of the results will be available as a webcast by 4.30pm on 9 March 2006 at www.cobham.com.

INTRODUCTION

2005 was a successful year for Cobham with double-digit growth in revenue, trading profit (formerly underlying operating profit) and earnings per share and an improvement in cash conversion to 99%. Across the Group contracts were won that were significant both in size and market position, and new order intake increased by 24%. The order book now stands at £1.8bn including the new Coastwatch contract. The most significant corporate development of the year was the strategic review, announced in September 2005. It is a defining point for Cobham, setting out a clear strategy for exploiting and enhancing the Group's considerable technology leadership as the aerospace and defence industry continues to evolve worldwide. Implementation of this strategy is proceeding extremely well with good progress in portfolio reshaping and value already being derived from disposals.

RESULTS

Profit after tax for the period is £98.1m (2004: £100.6m) and earnings per share are 8.71p (2004: 9.00p).

To assist with the understanding of earnings trends, trading profit and underlying earnings have been defined to exclude the impact of the amortisation

of intangible assets recognised upon acquisition and the impact of the marking to market of foreign exchange derivatives not realised in the period.

All underlying measures also include the revenue and operational results of both continuing and discontinued businesses until the point of sale, but exclude exceptional profits or losses arising on disposals actually completed during the period (1). The results on this basis are as follows:

Total revenue comprises the following

£m	2004 Unaudited	2005 Unaudited
Revenue from continuing activities	832.3	970.3
Revenue from discontinued activities	146.7	120.1
Total Revenue	979.0	1,090.4

Total trading profit comprises the following

£m	2004(2)	2005
Trading profit from continuing activities	143.8	170.0
Trading profit from discontinued activities	6.2	7.7
Total Trading Profit	150.0	177.7

(1) Underlying measures would also exclude any impairments of goodwill. None exists in 2004 or 2005.

(2) During our IFRS conversion project, errors were identified in the accounts of National Jet Systems Pty Ltd that dated back to accounting entries on acquisition in 2000. The errors related to provisions required for heavy maintenance costs and obligations relating to the return of aircraft and engines under operating lease contracts. In accordance with IFRS1, these fundamental prior year errors have been corrected, with the effect that provisions as at January 1st 2004 have been increased by £9.7m, a deferred tax asset of £2.9m has been recognised and opening reserves have been reduced by a net £6.8m.

Underlying profit before tax is as follows:

£m	2004 Unaudited	2005 Unaudited
Group Operating Profit (including discontinued operations)	148.3	144.7

Loss on revaluation of currency instruments	Not applicable	16.1
Amortisation of intangible fixed assets arising on acquisition	1.7	16.9
Trading Profit	150.0	177.7
Net finance expense (including discontinued operations)	(7.7)	(10.7)
Underlying Profit before Taxation	142.3	167.0
Taxation charge on underlying profit	(40.4)	(47.9)
Minority interest	(0.3)	(0.5)
Underlying Profit After Tax Attributable to Equity Shareholders	101.6	118.6
Underlying EPS	9.12	10.58

The results for the period based on the Group's operations (including discontinued businesses) on an underlying basis are as follows.

Revenue for 2005 increased by 11.4% to £1,090.4m (2004: £979.0m). Margins improved in Aerospace Systems as operating improvements offset the adverse impact of transaction exchange and in Chelton margins increased markedly on the back of strong revenue growth, the introduction of new products into full rate production and cost efficiencies. Although margins in Flight Operations and Services have normalised following the exceptional result in 2004, this had only a marginal overall impact due to the division's relative size. Accordingly, Group margins increased in 2005 by 1.0 point to 16.3%.

The effective tax rate on underlying profit before taxation is 28.7% (2004: 28.4%) reflecting increased presence in North America. Operating cash as a percentage of operating profit was 99% (2004: 85%) as the Group's operational improvement programme began to deliver improvements in working capital. Free cash flow generated from business activities, at £122.3m, was 22% higher than the same period for 2004. Net debt at the end of the period remained comparable with the same period in 2004 at £168.4m (2004: 163.9m), following cash inflows from disposals and expenditure on the acquisition of REMEC, Koch and six other smaller businesses in the year.

A final dividend of 2.40p per share has been recommended by the Board (2004: 2.18p). Together with the interim dividend of 1.01p per share (2004 - 0.92p) which was paid in December 2005, this represents an increase of 10% compared to 2004. Subject to shareholders' approval, the final dividend will be paid on 7 July 2006 to all shareholders on the register at 2 June 2006. Cobham is one of the few UK quoted companies to have increased annual dividends at 10% or greater, for more than a decade.

CORPORATE DEVELOPMENTS

Strategic Review

The strategic review announced in September concluded that Cobham would focus more rigorously on areas where it can exploit and enhance its technological leadership in high-growth segments of the aerospace and defence market. This strategy will help Cobham to consolidate and enhance its market leadership, allow for an increase in R&D investment, reinforce the Group's upper quartile aerospace and defence margins and enhance the organic profit growth through market cycles.

To achieve these objectives the Group set out a plan which includes portfolio rationalisation, increased collaboration across and within the divisions, a flatter simplified divisional structure and a new Chief Operating Officer function with responsibility for driving and co-ordinating efficiency improvements in procurement, integration, programme management and working capital. Key personnel are already in position with all six divisional heads appointed from within the Group. Furthermore, plans were announced to enhance capabilities across the organisation in Group functions of strategic marketing, strategic development, mergers and acquisition, human resources, communications, internal audit and legal. We are pleased to report that excellent progress has been made on all fronts.

The planning of these activities already provides a high degree of confidence that technology spend can be increased substantially, from a 2005 level of 5.3% of technology division revenues to 6-7% in the mid term, a 25% increase. The amount of technology spend capitalised is minimal. Over a three year period, operational improvements and this enhanced technology investment are expected to deliver increases in total profitability and a further step change downwards in working capital.

Acquisitions and Disposals

The Group has completed eight acquisitions during the year for a total cash consideration of £189m. The two largest, both in the US, were REMEC Defense & Space in May for US$257m and H. Koch & Sons (Koch) in June for US$51m; both of these acquisitions are progressing and performing well.

Since the year end, the Group has announced that it acquired the minority interest in its 51% owned UK based subsidiary Flight Precision Limited and 100% of Aerodata Flight Inspection GmbH in Germany for €11m. The acquisitions will strengthen Cobham's market leading position in the highly specialised flight inspection service market, which is growing steadily with the emergence of new airports and equipment upgrades and a trend for military and civil organisations to outsource flight inspection activities.

In line with the Group's strategy, the disposal of the Fluid and Air companies to Eaton Corporation for £150m was completed in November 2005. This follows the earlier sale of the trade and assets of the Products Division of Cobham Fluid Systems.

Cobham announces today that it has reached a definitive agreement with Esterline Technologies Inc (Esterline) for the disposal of its countermeasures businesses. This includes the sale of Wallop Defence Systems (WDSL) for a maximum total consideration of £43.75m in cash, of which £10m is contingent on the future performance of WDSL.

The Group also announces today that it has sold FRC Inc in Milan, Tennessee to Esterline for £3.2m. This transaction was completed in December 2005, and a further £2.9m becomes payable once the sale of WDSL is completed.

Cobham has continued to review its portfolio of smaller companies. As a consequence, the decision has been taken to integrate three composite companies (on five sites) into one company (on two sites). The newly named company, Cobham Advanced Composites, will now form part of the Cobham Antennas Division. The remaining composite companies Slingsby Aviation, Atlas Composites and Applied Composites will be sold. Discussions on the sale of Precision Antennas, which serves the telecommunications industry, are in progress.

MARKET IN CONTEXT

The UK Defence Industrial Strategy and the Quadrennial Defence Review in the USA have provided good visibility of priorities for long term development programmes and capability upgrade requirements for existing platforms. USA military budgets continue to rise with renewed emphasis on intelligence, communication and the efficient and safe deployment of assets, areas where Cobham is a market leader for land, sea and airborne platforms. Defence spending in the USA continues to be robust for the near term with the DoD budget for financial year (FY) 2007 of $439m, up 7% on FY 2006.

Defence budgets across Europe are generally flat, although development contracts such as the Eurofighter Typhoon, A400M, and Meteor are moving into more predictable production phases. The announcement that the UK government would help modernise the Saudi Arabian armed forces is encouraging, with further increases in defence expenditure in the region anticipated as a result of higher oil prices.

Good growth in the global market for large commercial jets above 100 seats has continued through 2005, with The Boeing Company (Boeing) and Airbus Industrie (Airbus) between them securing over 2100 aircraft in firm orders. This beat the 16 year old record set in 1989 of 1631 aircraft and exceeded market forecasts.

With air passenger miles increasing by 7% in 2005 and predictions of 6% growth per annum for the next five years, the commercial market should maintain this momentum with further growth expected particularly in certain regional markets, notably China and India.

Cobham will continue to benefit from the growth in aircraft and passenger numbers in the commercial and civil markets, for both fixed and rotary wing aircraft. Customers continue to place a premium on products that enhance the safety, efficiency and utility of platforms, which align with the Group's technology focus. For example, Bell Helicopter's selection of Cobham's synthetic environment EFIS as standard equipment on a number of their helicopter product offerings.

OPERATING REVIEW

Aerospace Systems *

	2004	2005
Orders received	£352.4m	£535.6m
Revenue	£382.0m	£374.0m
Trading profit	£59.3m	£60.5m
Margin	15.5%	16.2%

* Aerospace Systems includes Group Head Office.

The Aerospace Systems Group reported relatively flat revenue, with sales impacted by the disposal of Fluid and Air in November and the acquisition of Koch. Organic growth in trading profit for the Air Refuelling and Auxiliary Mission Equipment Division was particularly strong and this, together with other operational performance improvements, more than offset transaction exchange headwind.

In Air Refuelling & Auxiliary Mission Equipment Cobham was selected by Airbus to supply its fourth generation refuelling systems for the tanker versions of the A400M military transport aircraft for Germany, Spain and France. The order further consolidated Cobham's position as the market leader for strategic and tactical air refuelling solutions, with the A400M carrying wing pod dispensing equipment and hose drum units for centreline refuelling operations. Work continues on the A330 Multi Role Tanker Transport (MRTT) programme with the passing of the critical design review for the launch customer in Australia.

Major orders were received for Eurofighter Typhoon tranche two weapons carriage and release products for deliveries over the next five years. Cobham is the design authority for the platform's defensive aid chaff and flare systems which have now entered into service after extensive qualification testing.

In the USA, a further low rate initial production order was received to provide

Boeing with the BRU-61/A pneumatic weapons carriage release system assembly. The first weapon integrated on the carriage will be the Boeing Small Diameter Bomb, with the US Air Force planning to use the carriage to deliver a family of miniature munitions in the future.

In Life Support, completion of the acquisition of Koch has provided Cobham with a complementary range of personal survival equipment. Since acquisition, the business has won important orders for restraints to be fitted to the US Army's Tank-automotive and Armament Command (TACOM) fleet of High Mobility Multipurpose Wheeled Vehicles (HMMWV).

The Group won a major order to supply Passenger Service Units for the Boeing 787 aircraft which integrates the electronic unit including wiring, reading lights, air outlet and emergency oxygen.

The summer of 2005 saw the first widespread use of Cobham's Air Warrior Microclimate Cooling System by US Army Helicopter pilots during operations in Iraq and the delivery of the first Boeing C-17 Globemaster III Airlifter fitted with Cobham's On Board Inert Gas Generating System (OBIGGS).

In the USA an initial order for an advanced joint water-activated release system (JWARS) was received from the Naval Air Systems Command. JWARS is designed to replace current release systems that enable aircrew to automatically separate from their parachutes upon landing in the sea. Ultimately, the device will be fitted on all USN/USMC ejection seat equipped aircraft and increase the breadth of Cobham's life support business with the US military.

Flight Operations & Services

	2004	2005
Orders received	£261.5m	£152.7m
Revenue	£188.5m	£197.1m
Trading profit	£22.0m	£17.2m
Margin	11.7%	8.7%

The Flight Operations and Services Group reported revenue up 5% and trading profit down 22% as margins normalised following the exceptional result in 2004. This result reflects higher bid costs, fuel price increases for outsourced flying for the Australian resource industry and lower profitability on the renewed Qantas contract.

In Military Training the upgrade of the Falcon 20 fleet of aircraft to glass cockpit was completed ahead of schedule, with 14 aircraft converted and fully operational. Discussions on EW training needs for the Eurofighter Typhoon have commenced.

In Special Mission Flight Operations Cobham was awarded preferred bidder status

in 2005 for the prestigious Australian Coastwatch contract. On 3 March 2006 a A$1bn, 12 year contract was subsequently signed to provide key elements of a border patrol service to the Australian government. Under the new contract Cobham will provide, operate and maintain an updated fleet of ten Dash 8 aircraft through to the year 2020, starting in January 2008. It is Cobham's biggest single order to date and underlines the Group's surveillance expertise in an increasingly demanding network-centric environment.

In Aircraft Engineering new business was won with a 20 year contract to support the UK fleet of E-3D Sentry Airborne Warning and Control System (AWACS) aircraft at RAF Waddington. Cobham is a member of a team that provides logistics support under the E-3D Sentry Whole Life Support Programme, with the team led by Northrop Grumman and including BAE Systems and the AAR Corporation, with the first aircraft already successfully put back into service. The E-3D Sentry contract award represents good organic growth, and together with Cobham's support of the Nimrod fleet at RAF Kinloss brings the total number of military bases with Cobham contracted personnel to five.

In Outsourced Commercial Aviation a new two year freight contract was signed with Australian air Express, a joint venture between Qantas and Australia Post, to continue operating five B727s and a contract was finalised to operate and maintain a fleet of eight Boeing 717s on behalf of Qantas in Australia.

Chelton

	2004	2005
Orders received	£448.8m	£626.8m
Revenue	£408.5m	£519.2m
Trading profit	£71.0m	£102.5m
Margin	17.4%	19.7%

Chelton had a very strong year and reported revenue up 27% and trading profit up 44%. As well as the acquisition of REMEC, this performance is underpinned by double-digit organic growth in revenue and trading profit. This performance has been driven by a relentless focus on technology investment manifesting itself in new products being available to meet customer demand and cost effectiveness.

In Antennas the A400M aircraft has become a major platform for Cobham's communications and navigation antennas with selection by EADS CASA to supply phased array electronically steerable SATCOM antenna.

In the USA Cobham was selected by Boeing to supply communications and data link antennas for the avionics modernisation programme for the C130 for standard and Special Operations configurations.

An agreement was reached with Rockwell Collins to supply Traffic Collision Avoidance Antennas for a further five years and the first deliveries were made

of high speed data SATCOM systems for Embraer and Gulfstream aircraft for installation on new aircraft. The SATCOM system provides an office-in-the-sky capability.

Cobham's innovative, small footprint interference cancellation product mINCAN(R) was selected by the US Army and won acceptance onto the US Coastguard Rescue 21 program, commencing volume manufacture. Wider military interest continues to be shown as the product is a fraction of the size of previous systems which are deployed at sea and in fixed ground installations.

In Avionics and Surveillance one of the most significant successes for Cobham was the selection by Bell helicopters to supply its synthetic environment Electronic Flight Instrument System (EFIS) as standard equipment on a number of their Helicopter product offerings. This is the first major Original Equipment Manufacturer (OEM) success for the EFIS. It is anticipated that there will be a strong upgrade and retrofit market.

Significant orders were received from the US Army for tactical communications equipment and sales of the COSPAS-SARSAT compliant search and rescue beacon products for military and civil markets were strong.

In Europe, the A400M became a major platform for the division with selection to supply both the audio management and passenger address systems.

Defence Electronic Systems recorded excellent growth in the period and this is anticipated to continue with the light vehicle variant of the ROVIS vehicle intercom system for the US military being the largest contributor. Many of the newly equipped vehicles are destined for Iraq and Afghanistan.

Following the acquisition of REMEC in May 2005, the financial performance has been strong and above expectations. REMEC increased Cobham's presence on key platforms including the F-35, F-18 Growler, DDX Multi-Mission Surface Combatant ship, Common Data Link, Aerial Common Sensor, the US Coastguard Deepwater programme and Global Hawk Uninhabited Aerial Vehicle (UAV) platform.

Since acquisition, significant orders have been received for the US F/A22 and a number of missile programmes. These include unique RF (radio frequency) and microwave modules that are used in the radar, electronic warfare and integrated communications, navigation and identification (CNI) systems on the F/A-22.

OUTLOOK

Cobham's proven and developing technologies position it well to take advantage of the evolution and growth of the aerospace and defence market, where it serves a wide range of civil and military customers. The Group will continue to allocate resources to areas of competitive advantage and to foster the long

established entrepreneurial spirit across the organisation, whilst pursuing cost and collaboration efficiencies.

Cobham will secure additional benefits from portfolio reshaping and the operating performance improvement programme, and investment in R&D. The Group continues to seek acquisitions and to dispose of some smaller companies, both of which will enhance shareholder value.

2006 has started well, with strong order intake including the new A$1bn Coastwatch contract. The Board remains confident about the Group's organic growth prospects and looks forward to continued progress in 2006.

ENQUIRIES
Cobham plc Telephone: +44 (0) 1202 882020
Allan Cook, Chief Executive
Warren Tucker, Group Financial Director

Weber Shandwick Square Mile Telephone: +44 (0) 207 067 0700
Susan Ellis or Kirsty Raper

Notes: An extract of the preliminary results is attached. A presentation of the results will be available as a webcast by 4.30pm on 9 March 2006 at www.cobham.com.

Consolidated Income Statement
For the Year ended 31 December 2005

£m	Note	2005	2004
Continuing Operations			
Revenue	2	970.3	832.3
Cost of sales		(682.2)	(593.4)
Gross Profit		288.1	238.9
Selling and distribution costs		(54.7)	(46.1)
Administrative expenses		(83.4)	(53.3)
Share of post-tax results of joint ventures and associates		3.1	2.6
		153.1	142.1

Comprising

	Note	2005	2004
Trading Profit from Continuing Operations	3	170.0	143.8
Amortisation of Intangible assets arising on acquisition		(16.9)	(1.7)
		153.1	142.1
Loss on revaluation of currency instruments		(16.1)	-
Operating Profit		137.0	142.1
Finance income	4	31.6	23.4
Finance expense	4	(42.6)	(31.1)
Profit on Continuing Operations before Taxation		126.0	134.4
Tax on continuing operations		(35.3)	(38.1)
Profit on Continuing Operations after Taxation		90.7	96.3
Discontinued Operations			
Profit after taxation from discontinued operations		7.4	4.3
Profit after Taxation for the Year		98.1	100.6
Profit attributable to equity shareholders		97.6	100.3
Profit attributable to minority interests		0.5	0.3
Profit after Taxation for the Year		98.1	100.6
Earnings per Ordinary Share	6		
-basic		8.71p	9.00p
-fully diluted		8.66p	8.94p
Earnings per Ordinary Share from Continuing Operations			
-basic		8.05p	8.61p
-fully diluted		8.01p	8.55p

Consolidated Balance Sheet
As at 31 December 2005

£m	Note	2005	2004

ASSETS			
Non-Current Assets			
Intangible assets		528.1	405.6
Property, plant and equipment		202.8	237.8
Investment properties		4.0	4.1
Investments in joint ventures and associates		14.7	14.2
Trade and other receivables		8.5	7.3
Derivative financial instruments		4.5	-
Deferred taxation assets		6.8	-
		769.4	669.0
Current Assets			
Inventories		167.2	183.9
Trade and other receivables		208.5	221.9
Corporation tax		2.1	2.2
Derivative financial instruments		1.7	-
Cash and cash equivalents		251.8	176.0
Assets classified as held for sale		18.1	-
		649.4	584.0
LIABILITIES			
Current Liabilities			
Borrowings		(276.9)	(188.6)
Trade and other payables		(174.2)	(209.7)
Derivative financial instruments		(3.5)	-
Corporation tax		(48.1)	(45.4)
Provisions	8	(42.7)	(2.2)
Liabilities classified as held for sale		(14.2)	-
		(559.6)	(445.9)
Non-Current Liabilities			
Borrowings		(151.6)	(151.3)
Trade and other payables		(7.8)	(11.4)
Derivative financial instruments		(2.0)	-
Deferred taxation liabilities		(8.8)	(16.1)
Provisions	8	(20.9)	(24.7)
Retirement benefit obligation		(81.0)	(69.1)
		(272.1)	(272.6)
Net Assets		587.1	534.5

Capital and Reserves		
Called up share capital	28.1	27.9
Share premium account	87.5	81.6
Translation reserve	13.0	(11.4)
Other reserves	11.3	4.8
Retained earnings	445.7	430.3
Total Shareholders' Equity	585.6	533.2
Minority interest in equity	1.5	1.3
Total Equity	587.1	534.5

Consolidated Cash Flow Statement
For the Year ended 31 December 2005

£m	Note	2005	2004
Cash flows from Operating Activities			
Cash generated from operations	7	210.3	164.7
Corporation taxes paid		(39.2)	(22.9)
Interest paid		(23.6)	(11.6)
Interest received		11.9	4.3
Net Cash from Operating Activities		159.4	134.5
Net Cash used in Investing Activities	7	(101.9)	(108.4)
Cash flows from Financing Activities			
Issue of share capital		6.1	4.9
Dividends paid		(35.8)	(32.3)
Dividends paid to minority interests		(0.3)	(0.3)
Increase in borrowings		136.1	4.5
Repayment of obligations under finance leases		(12.8)	(4.4)
Net Cash from/(used in) Financing Activities		93.3	(27.6)
Net increase in Cash and Cash Equivalents		150.8	(1.5)

Cash and Cash Equivalents at start of Year	101.4	106.1
Initial application of IFRS hedging rules	(7.6)	-
Cash and Cash Equivalents at start of Year as restated	93.8	106.1
Exchange movements	2.0	(3.2)
Cash and Cash Equivalents at end of Year +	246.6	101.4

+ Cash and cash equivalents include £8.3m cash held in discontinued businesses.

Statement of Recognised Income and Expense
For the Year ended 31 December 2005

£m	2005	2004
Profit after Taxation for the Year	98.1	100.6
Net translation differences on investments in overseas subsidiaries	3.2	(1.3)
Actuarial loss on pensions	(46.5)	(4.7)
Movement on deferred tax relating to pension liability	14.0	1.4
Net fair value gain on cash flow hedge	1.7	-
Movement on deferred tax relating to cash flow hedge	(0.5)	-
Net expenses recognised directly in equity	(28.1)	(4.6)
Total Recognised Income for the Year	70.0	96.0

1. Basis of preparation

The attached unaudited financial information is the Group's first full year financial information following the adoption of International Financial Reporting Standards (IFRS). This information has been prepared in accordance with IFRS adopted for use within the European Union, in accordance with European Union law (IAS Regulation EC 1606/2002).

As allowed by IFRS 1 "First Time Adoption of IFRS" the group adopted IAS 32 "Financial Instruments: Disclosure and Presentation" and IAS 39 "Financial Instruments: Recognition and Measurement" from 1 January 2005. Therefore until 31 December 2004, the Group continued to account in accordance with UK GAAP its

foreign currency contracts and related transactions, interest rate swaps and net investments in overseas subsidiaries. Accordingly the 2004 comparative has not been restated.

The Group has elected to early adopt the December 2004 amendments to IAS19. In particular, the Group has adopted a policy of recognising all actuarial gains and losses for all of its defined benefit plans in the period in which they occur, outside profit and loss, in the statement of recognised income and expenditure.

The Group has determined that the portfolio hedging mechanism that it utilises to cover its forward currency exposures is the most appropriate commercial response to the nature of the risks faced. Due to the volume of transactions involved, it is not practical to track individual hedge instruments to individual transactions and therefore the Group is not able to hedge account its future foreign exchange transactions under IAS 39. As required by the standard, these instruments are recorded on the balance sheet at fair value on transition and movements in fair value recorded through the income statement. Hedge accounting is undertaken for hedges associated with interest rate derivative instruments.

On 6 June 2005 the Group published an analysis of the impact of adopting IFRS from 1 January 2004. During the Group's IFRS conversion project, errors were identified in the accounts of National Jet Systems Pty Ltd that dated back to accounting entries on acquisition in 2000. The errors related to provisions required for heavy maintenance costs and obligations relating to the return of aircraft and engines under operating lease contracts. In accordance with IFRS 1, these fundamental prior year errors have been adjusted on transition, with the effect that provisions as at 1 January 2004 have been increased by £9.7m, a deferred tax asset of £2.9m has been recognised and opening reserves adjusted by a net £6.8m. In addition some minor adjustments have been made to the IFRS conversion to reflect reclassification more accurately and the amended reconciliations are available on the Cobham web site at www.cobham.com or by application to the company.

The financial information set out in this statement does not constitute the Group's statutory accounts for the years ending 31 December 2005 and 31 December 2004. The auditors have not yet reported on the statutory accounts for 2005. Statutory accounts for 2004 have been delivered to the Registrar of Companies on a UK GAAP basis. The auditors have reported on the 2004 accounts; their reports were unqualified and did not contain any statement under section 237(2) or (3) of the companies act 1985. The 2005 accounts will be delivered to the registrar of Companies in due course.

2. Analysis by business segment

For management purposes during 2005, the Group was organised into three operating divisions; Aerospace Systems, Chelton and Flight Operations & Services. These divisions are the basis on which the Group reports its primary segment information.

Principal activities are as follows:

Aerospace Systems	Air refuelling equipment, life support systems, fluid & air distribution and countermeasures
Chelton	Antennas, aircraft communication and navigation equipment
Flight Operations & Services	Operation and maintenance of aircraft in aerospace and defence markets

Head Office costs associated with Group operations are included within the Aerospace Systems division, with the exception of bid costs associated with the Future Strategic Tanker Aircraft (FSTA) project and losses associated with the revaluation of currency instruments, which have been shown separately.

The following reflects the results for the continuing businesses by business segment:

£m	2005	2004
Revenue		
Aerospace Systems and Group	253.9	235.3
Chelton	519.2	408.5
Flight Operations & Services	197.2	188.5
	970.3	832.3
Operating Profit		
Aerospace Systems and Group	51.6	53.1
Chelton	86.8	69.3
Flight Operations & Services	17.2	22.0
FSTA bid costs	(2.5)	(2.3)
Loss on revaluation of currency instruments	(16.1)	-
	137.0	142.1

The following additional information analyses total Group revenue and trading

profit by segment

Revenue		
Aerospace Systems and Group - Continuing Operations	253.9	235.3
Aerospace Systems and Group - Discontinued Operations	120.1	146.7
Chelton	519.2	408.5
Flight Operations & Services	197.2	188.5
	1,090.4	979.0
Trading Profit		
Aerospace Systems and Group		
Operating Profit from Continuing Operations	51.6	53.1
Operating Profit from Discontinued Operations	7.7	6.2
Amortisation of intangible assets arising on acquisition	1.2	-
	60.5	59.3
Chelton		
Operating Profit from Continuing Operations	86.8	69.3
Amortisation of intangible assets arising on acquisition	15.7	1.7
	102.5	71.0
Flight operations & Services		
Operating Profit from Continuing Operations	17.2	22.0
Amortisation of intangible assets arising on acquisition	-	-
	17.2	22.0
Total Trading Profit by Segment	180.2	152.3
FSTA Bid Costs	(2.5)	(2.3)
Group Trading Profit	177.7	150.0

3. Underlying profit and earnings per share

In addition to the information required by IAS33, the directors believe that it is helpful to calculate an underlying earnings per share figure based on profits excluding gains and losses on disposal of undertakings, amortisation of intangible fixed assets recognised on acquisition and unrealised change in fair value of currency derivative instruments.

£m	2005 Continuing	2005 Discontinued	2005 Total	2004 Continuing	2004 Discontinued	2004 Total
Revenue	970.3	120.1	1,090.4	832.3	146.7	979.0
Operating Profit	137.0	7.7	144.7	142.1	6.2	148.3
Loss on revaluation of currency instruments	16.1	-	16.1	-	-	-
Trading Profit	170.0	7.7	177.7	143.8	6.2	150.0
Net finance income/(expense)	(11.0)	0.3	(10.7)	(7.7)	-	(7.7)
Underlying Profit before Taxation	159.0	8.0	167.0	136.1	6.2	142.3
Taxation charge on underlying profit	(46.0)	(1.9)	(47.9)	(38.5)	(1.9)	(40.4)
Minority interest	(0.5)	-	(0.5)	(0.3)	-	(0.3)
Underlying Profit After Tax Attributable to Equity Shareholders	112.5	6.1	118.6	97.3	4.3	101.6
Underlying EPS (basic) (p)			10.58			9.12

4. Finance income and expense

£m	Note	Continuing operations 2005	Continuing operations 2004	Discontinued operations 2005	Discontinued operations 2004	Total 2005	Total 2004
Interest income:							
Bank interest		10.2	4.2	0.3	0.2	10.5	4.4
Other interest		0.4	0.7	-	-	0.4	0.7
Expected return on pension scheme assets		21.0	18.5	-	-	21.0	18.5
Total interest income		31.6	23.4	0.3	0.2	31.9	23.6
Interest expense:							
Interest on bank overdrafts and loans		(21.1)	(10.4)	-	(0.1)	(21.1)	(10.5)
Interest on obligations under finance leases		(0.9)	(0.7)	-	-	(0.9)	(0.7)

Interest on other borrowings	(0.6)	(1.6)	-	(0.1)	(0.6)	(1.7)
Interest on pension scheme liabilities	(20.0)	(18.4)	-	-	(20.0)	(18.4)
Total interest expense	(42.6)	(31.1)	-	(0.2)	(42.6)	(31.3)
Net interest expense					(10.7)	(7.7)

Interest on other borrowings includes £1,182 (2004: £1,182) paid in respect of non-equity second cumulative preference shares.

In the analysis of interest expense for discontinued businesses, intra-group loans have been eliminated.

5. Dividends

£m	2005	2004
Dividends on ordinary shares		
Final dividend per share for the year ended 31 December 2004 (2004: 31 December 2003)	2.18p	1.98p
Interim dividend per share for the year ended 31 December 2005 (2004: 31 December 2004)	1.01p	0.92p
Total final dividend authorised	24.5	22.0
Total interim dividend authorised	11.3	10.3
Total dividend authorised	35.8	32.3

In addition to the above, the directors are proposing a final dividend in respect of the financial year ended 31 December 2005 of 2.4p per share which will absorb an estimated £27.0m of shareholders' funds. This dividend is subject to approval by shareholders at the Annual General Meeting and has not been included as a liability in these financial statements. If authorised, it will be paid on 7 July 2006 to shareholders who are on the register of members as at 6 June 2006.

On 8 July 2005 the ordinary shares of Cobham plc were subdivided such that each existing ordinary share was replaced by ten new ordinary shares. The subdivision of share capital has been made to improve liquidity in the trading of Cobham plc shares. Comparative information has been restated to reflect this subdivision.

6. Earnings per ordinary share

From continuing and discontinued operations

	2005 Earnings £m	2005 Weighted average number of shares million	2005 Per-share amount pence	2004 Earnings £m	2004 Weighted average number of shares million	2004 Per-share amount pence
Basic Earnings per Share (EPS)						
Earnings attributable to ordinary shareholders	97.6	1,120.7	8.71	100.3	1,114.5	9.00
Effect of dilutive securities						
Options		5.7			7.0	
Long term incentive plans		-			0.7	
Fully Diluted EPS	97.6	1,126.4	8.66	100.3	1,122.2	8.94

From continuing operations

	2005 Earnings £m	2005 Weighted average number of shares million	2005 Per-share amount pence	2004 Earnings £m	2004 Weighted average number of shares million	2004 Per-share amount pence
Basic Earnings per Share (EPS)						
Earnings attributable to ordinary shareholders	90.2	1,120.7	8.05	96.0	1,114.5	8.61
Effect of dilutive securities						
Options		5.7			7.0	
Long term incentive plans		-			0.7	
Fully Diluted EPS	90.2	1,126.4	8.01	96.0	1,122.2	8.55

From discontinued operations

File no. 82-34923

Basic earnings per share for the discontinued operations is 0.66 pence per share (2004:0.39p per share) and diluted earnings per share for the discontinued operations is 0.66 pence per share (2004: 0.39p per share), based on the profit for the year from the discontinued operations of £7.4m (2004: £4.3 m) and the share data above for both basic and diluted earnings per share.

7. Notes to the Consolidated IFRS Cash Flow Statement

£m	Note	2005	2004
Cash flows from Operating Activities			
Profit after Taxation for the Year		98.1	100.6
Adjustments for:			
Tax		40.8	40.0
Finance income		(31.9)	(23.6)
Finance expense		42.6	31.3
Profit on disposal of undertakings		(5.6)	-
Loss on revaluation of currency instruments		16.1	-
Share of post tax profits from joint ventures and associates		(3.1)	(2.6)
Depreciation		44.5	42.6
Amortisation of intangible fixed assets		18.2	3.3
Profit on sale of property, plant and equipment		(2.1)	-
Pension expenditure in excess of cash contributions		(3.4)	(7.3)
Share based payments		2.7	1.2
Operating cash flows before movements in working capital and provisions		216.9	185.5
Other provisions		12.6	(3.7)
Increase in working capital		(19.2)	(17.1)
Increase in working capital and provisions		(6.6)	(20.8)
Cash generated from Operations		210.3	164.7
Cash flows from Investing Activities			
Dividends received from joint venture		1.2	5.0
Proceeds on disposal of property, plant and equipment		6.4	1.1

Purchase of property, plant and equipment	(38.9)	(40.6)
Purchase of intangible fixed assets	(4.0)	(0.2)
Acquisition of subsidiaries net of cash acquired	(189.0)	(69.5)
Disposal of undertakings	149.4	-
Payment of deferred consideration	(2.3)	-
Investment in joint ventures and associates	1.0	(4.3)
Capitalised expenditure on development costs	(1.7)	(0.1)
Special pension contribution	(24.0)	-
Short term investments held for sale	-	0.2
Net Cash used in Investing Activities	(101.9)	(108.4)

Reconciliation of Net Cash Flow to Movement in Net Debt

£m	2005	2004
Increase/(decrease) in cash in the year	150.8	(1.5)
Increase in debt and lease financing	(127.2)	(4.6)
Exchange movements	(19.8)	(3.2)
Movement in Net Debt in the Year	3.8	(9.3)
Net Debt at beginning of Year	(163.9)	(154.6)
Initial application of IFRS hedging rules	(8.2)	-
Net Debt at beginning of Year as restated	(172.1)	(154.6)
Net Debt at end of Year +	(168.3)	(163.9)

+ Cash and cash equivalents and net debt include £8.3m net cash held in discontinued businesses

8. Provisions

£m	Total
At 1 January 2005	26.9
Reclassification *	31.2
Additional provisions in the year	22.5

Utilisation of provisions		(15.5)
Unused amounts reversed in the year		(8.2)
Acquired on acquisitions of subsidiaries		8.2
Disposed with undertakings		(2.1)
Foreign exchange adjustment		0.6
At 31 December 2005		63.6

£m	2005	2004
Analysed as:		
Current liabilities	42.7	2.2
Non-current liabilities	20.9	24.7
	63.6	26.9

* During the year the directors considered that reclassification of certain balances from other balance sheet categories, primarily creditors, to provisions was appropriate to more properly reflect the nature of the liabilities involved.

9. Acquisition of subsidiaries

The following acquisitions took place during the year to 31 December 2005:

Names of businesses acquired	Principal activity	Date of acquisition	Proportion of shares acquired %	Cost of acquisition
Remec Defense and Space Inc	Active microwave	20 May 2005	100%	US $257m
Vector Fields Limited	Antenna development	14 June 2005	100%	£2m
WA Systems Limited	Battlefield systems	20 January 2005	100%	£1m cash £2m contingent consideration
Mastsystem International Oy	Land antennas	1 February 2005	100%	€12m
TCRMA	Components	31 January 2005	100%	€0.5m
H Koch & Sons	Life saving devices	23 June 2005	100%	US $51m

Microwave

Development Company	Microwave	15 July 2005	100%	US $14m
TracStar Inc	Satellite communication	19 September 2005	remaining 60%	$7m $2m contingent consideration

The following acquisition took place after the Balance Sheet date and before approval of these Financial Statements:

Aerodata Flight Inspection GmbH	Inspection & calibration of aircraft safety systems.	11 January 2006	100%	€11m

The transaction was for the equity of Aerodata Flight Inspection GmbH and the minority interest in the 51% owned subsidiary, Flight Precision Ltd. The consideration paid related to both elements.

10. Discontinued Operations

During the year, the board have decided to dispose of various business operations, in line with the Group strategy to focus on key markets and value-added technologies.

On 28 June 2005 the board decided to dispose of the Group's countermeasures operations and the process has now been completed. FR Countermeasures Inc was sold on 23 December 2005, accordingly this has been treated as a disposal in these Financial Statements. On 8 March 2006 a definitive agreement was signed to sell Wallop Defence Systems Ltd and this is therefore classified as a disposal group held for sale and presented separately in the balance sheet. The operations are included in the Aerospace Systems division in the Group's segmental analysis. The proceeds of disposal of the remaining operations exceeded the book value of the related net assets and accordingly no impairment losses have been recognised on the classification of these operations as held for sale and their results are reported within discontinued operations.

On 27 June 2005 an announcement was made to dispose of the Cobham Fluid Systems products division, which produces specialist fluids and gases for non-airborne applications. The disposal of this division was completed on 1 August 2005, on which date control of the division's operations passed to the acquirer.

On 13 September 2005 an announcement was made to dispose of the Fluid and Air group of companies. The group designs and manufactures hydraulic and air distribution assemblies, composite struts and shafts, and fuel pumps and fuel components. The disposal was finally completed on 17 November 2005, on which date control of the whole of the Fluid and Air group operations passed to the acquirer.

Details regarding the disposals completed in the year are shown below:

The consideration for these disposals is as follows:

£m	Fluid and Air Group	FR Countermeasures Inc	Cobham Fluid Systems products division	Total disposals
- Cash	150.0	0.6	7.9	158.5
- Contingent consideration	(1.7)	2.9	-	1.2
	148.3	3.5	7.9	159.7

The profit on disposal can be analysed as follows:

Total consideration	148.3	3.5	7.9	159.7
Net assets at date of disposal	(134.2)	(11.2)	(7.0)	(152.4)
Expense of sale (including cancellation of foreign exchange contracts)	(7.0)	(0.5)	(0.2)	(7.7)
Pension liability curtailment	6.0	-	-	6.0
Gain/(loss) on disposal	13.1	(8.2)	0.7	5.6

11. Post balance sheet events

The purchase of the equity of Aerodata Flight Inspection GmbH and the minority interest in the Group's 51% owned subsidiary, Flight Precision Ltd, was agreed subject to various conditions on 11 January 2006. The transaction was completed on 13 February 2006.

On 8th March 2006 the Group reached a definitive agreement with Esterline Technologies Inc for the disposal of its countermeasures businesses. This includes the sale of Wallop Defence Systems (WDSL) for a maximum total consideration of £43.75m in cash, of which £10m is contingent on the future performance of WDSL.

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

Go to market news section

Company	Cobham PLC
TIDM	COB
Headline	Disposal - Amendment
Released	09:02 09-Mar-06
Number	5360Z

RNS Number:5360Z
Cobham PLC
09 March 2006

The following amendment has been made to RNS number 5293Z. The third paragraph has been revised for further clarity.

9 March 2006

COBHAM ANNOUNCES DISPOSAL OF COUNTERMEASURES BUSINESSES

Cobham is pleased to announce that in accordance with its strategy to focus on core technologies in rapidly growing markets, the Group has reached agreement to sell its two countermeasures businesses, Wallop Defence Systems Limited (WDSL) and FR Countermeasures Inc (FRC), to Esterline Technologies Inc (Esterline) of the United States.

The maximum total consideration for WDSL is £43.75m, in cash, of which £10m is contingent upon the future performance of WDSL (the outcome of which is expected to be finalised during 2006). The sale of WDSL remains subject to the approval of the German competition authorities and is expected to be completed by April 2006.

The maximum total consideration for FRC is £6.1m. The initial consideration is £3.2m*, comprising of £0.6m in cash and the assumption by Esterline of certain liabilities of FRC. A further £2.9m* becomes payable once the sale of WDSL is completed.

Allan Cook, Cobham Chief Executive, said:

"The sale of these businesses is another milestone in the execution of our strategy. We will use the proceeds to fund organic and acquisitive growth in high technology markets where we have competitive advantage and value creation opportunities."

* translated at an exchange rate of USD1.73/£1

NOTES
Cobham plc - with five technology divisions and one in a service sector, the Group designs and manufactures equipment, specialised systems and components for the aerospace, defence, communications, law enforcement and national security markets, and operates, maintains and modifies aircraft, particularly in relation to special mission flight operations.

ENQUIRIES
Cobham plc
Allan Cook, Chief Executive +44 (0)1202 882020
Warren Tucker, Group Financial Director

Weber Shandwick Square Mile
Susan Ellis/Kirsty Raper +44 (0)20 7067 0700

This information is provided by RNS
The company news service from the London Stock Exchange

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file no. 82-34923

Regulatory Announcement

Go to market news section

Company	Cobham PLC
TIDM	COB
Headline	Dividend Declaration
Released	14:46 09-Mar-06
Number	5721Z

RNS Number:5721Z
Cobham PLC
09 March 2006

Preference share dividend

A committee of the board has approved the payment of a fixed cumulative preferential dividend on the 6 per cent second cumulative preference shares of £1 each in respect of the half year ended 30th June 2006 at the rate of 3p per share. The dividend will be paid on 7th July 2006 to the shareholders on the register at the close of business on 2nd June 2006.

This information is provided by RNS
The company news service from the London Stock Exchange

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File no. 8234923

SECRETARIAT

Please complete in typescript, or in bold black capitals
CHFP029

RECEIVED
2006 MAR 16 A 11:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	06	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary 2.5p, £,		
Number allotted	76,610		
Nominal value of each share	£ 0.025		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING Address UK Postcode	Class of shares allotted Ordinary 2.5p, £,	Number allotted 76,610
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] JM POPE Date 6/3/06

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

Closure report dated 1st March 2006
Originator: Yorkshire Building Society

Schedule to
General Purposes Committee minute dated 6th March 2006

AccountNumber	GrantDate	Term	Option Price	Share Premium	Title	Surname	Initials	NINO	Exercised Shares	Cost	Shares Keep	Address1	Address2	Address3	Address4	Postcode	Forenames	Location
004829482063	141102	3	0.769	0.744	MR	ALEXANDER	KP	YR610702C	1620	1245.78	1620	58 SUNNINGHILL DRIVE	NOTTINGHAM			NG11 8FL	KEITH PATRICK	CCL
004830795763	141102	3	0.769	0.744	MR	BEVAN	J	YA224849C	4370	3360.53	4370	OLD WALLS	KNOWLE DRIVE	SIDMOUTH		EX10 8HP	JEFFREY	SAL
004830378163	141102	3	0.769	0.744	MR	BROWN	NE	JL916970C	1620	1245.78	1620	7 OAKWOOD COURT	BROOK MEADOW	SOUTH MOLTON		EX36 4BN	NEIL EDWIN	HTE
005175126464	141103	3	0.939	0.914	MR	CATTANO	A	NM004046D	810	760.59	810	10 FRESHWATER DRIVE	POOLE			BH15 4JE	ALESSANDRO	FRHWIM
008879103765	161104	3	1.076	1.051	MR	CATTANO	A	NM004046D	320	344.32	320	10 FRESHWATER DRIVE	POOLE			BH15 4JE	ALESSANDRO	FRH
005175099364	141103	3	0.939	0.914	MR	CONNETT	DM	NP771226B	1340	1258.26	1340	FLAT 2, COACH HOUSE MEWS	21 NEW BOROUGH	WIMBORNE		BH21 1RB	DAVID MARK	FRHWIM
008870493265	161104	3	1.076	1.051	MR	CONNETT	DM	NP771226B	390	419.64	390	FLAT 2, COACH HOUSE MEWS	21 NEW BOROUGH	WIMBORNE		BH21 1RB	DAVID MARK	FRH
008870491665	161104	3	1.076	1.051	MR	COOMBES	RL	YL311733A	1570	1689.32	1570	1 CLARENDON CRESCENT	TITCHFIELD COMMON	FAREHAM		PO14 4RA	ROGER LIONEL	FRH
001411745862	121101	7	0.84	0.815	MR	DAWES	GN	NR467053D	1050	882.00	1050	587 CHARMINSTER ROAD	BOURNEMOUTH			BH8 9RQ	GRAHAM NEIL	FRL
004830180063	141102	7	0.769	0.744	MR	DAWES	GN	NR467053D	710	545.99	710	587 CHARMINSTER ROAD	BOURNEMOUTH			BH8 9RQ	GRAHAM NEIL	FRH
008870466565	161104	3	1.076	1.051	MR	DICKINSON	PA	WK011921B	390	419.64	390	23 DAVENPORT CLOSE	GOSPORT			PO13 8ES	PHILIP ALAN	FRH
004829593263	141102	3	0.769	0.744	MR	EAGLES	JH	WM281609B	3880	2983.72	3880	10 PLOUGH CORNER	SYDENHAM	CHINNOR		OX39 4LF	JOHN HAROLD	CEL
001225807061	061100	7	0.836	0.811	MR	FORWARD	R	YS364233B	2830	2365.88	2830	4 BAILIE CROSS COTTAGES	POOLE ROAD	STURMINSTER MARSHALL	WIMBORNE	BH21 4AE	ROGER	FRL
001410368662	121101	7	0.84	0.815	MR	FORWARD	R	YS364233B	4340	3645.60	4340	4 BAILIE CROSS COTTAGES	POOLE ROAD	STURMINSTER MARSHALL	WIMBORNE	BH21 4AE	ROGER	FRL
004422504260	290999	7	0.691	0.666	MR	FORWARD	R	YS364233B	4740	3275.34	4740	4 BAILIE CROSS COTTAGES	POOLE ROAD	STURMINSTER MARSHALL	WIMBORNE	BH21 4AE	ROGER	FRL
005175037364	141103	3	0.939	0.914	MR	FORWARD	R	YS364233B	1420	1333.38	1420	4 BAILIE CROSS COTTAGES	POOLE ROAD	STURMINSTER MARSHALL	WIMBORNE	BH21 4AE	ROGER	FRHWIM
004829313163	141102	3	0.769	0.744	MR	FOSTER	DM	NE343940A	1960	1507.24	1960	28 CHARLECOTE DRIVE	CHANDLER'S FORD	EASTLEIGH		SO53 1SF	DAVID MARK	FRHIT
004830532663	141102	3	0.769	0.744	MR	HARDIMAN	BW	WM728131B	390	299.91	390	84 CORBIERE AVENUE	POOLE			BH12 4JW	BRIAN	FRA
004830537763	141102	3	0.769	0.744	MR	HENSTRIDGE	R	NP966934A	1030	792.07	1030	79 GREEN LANE	BOURNEMOUTH			BH10 5LE	ROBERT	FRA
005174877864	141103	3	0.939	0.914	MRS	JONES	S	NY759860D	810	760.59	810	15 ST. EDMUND CLOSE	FAREHAM			PO14 4RQ	SHARON	FRHIT
005174350464	141103	3	0.939	0.914	MR	LAWTON	MV	YL434820C	2010	1887.39	2010	1 CHARLOCK DRIVE	SHERINGHAM			NR26 8UW	MARCUS VERDI	CELRAD
001411330462	121101	5	0.84	0.815	MR	LOWRY	I	YK585205D	12010	10088.40	12010	37 NAPIER CRESCENT	FAREHAM			PO15 5BL	IAN	FRHIT
005175013664	141103	3	0.939	0.914	MISS	MOORE	JM	NP415820D	950	892.05	950	32 SPEEDWELL CLOSE	WHIDDON VALLEY	BARNSTAPLE		EX32 8PY	JANET	HTE
001410602262	121101	5	0.84	0.815	MR	PIKE	SJ	NB755539A	2910	2444.40	2910	174 RUNNYMEDE AVENUE	BOURNEMOUTH			BH11 9SP	STEPHEN JOHN	FRL
004829925363	141102	5	0.769	0.744	MR	PIKE	SJ	NB755539A	1060	815.14	1060	174 RUNNYMEDE AVENUE	BOURNEMOUTH			BH11 9SP	STEPHEN JOHN	FRL
005175107864	141103	5	0.939	0.914	MR	PIKE	SJ	NB755539A	1200	1126.80	1200	174 RUNNYMEDE AVENUE	BOURNEMOUTH			BH11 9SP	STEPHEN JOHN	FRHWIM
008869952165	161104	5	1.076	1.051	MR	PIKE	SJ	NB755539A	720	774.72	720	174 RUNNYMEDE AVENUE	BOURNEMOUTH			BH11 9SP	STEPHEN JOHN	FRH
005175443364	141103	3	0.939	0.914	MR	SMITH	RA	ZX067552C	610	572.79	610	54 PINEHURST ROAD	WEST MOORS	FERNDOWN		BH22 0AP	ROBERT ARTHUR	FRL
004829413863	141102	3	0.769	0.744	MR	SONDH	GS	NA057359A	4710	3621.99	4710	310 COPNOR ROAD	PORTSMOUTH			PO3 5DD	GURMEET SINGH	FRHIT
005174823964	141103	3	0.939	0.914	MR	STEELE	ME	YA097855B	670	629.13	670	1 COBDEN RISE	ST. CATHERINES ROAD	SOUTHAMPTON		SO18 1DL	MICHAEL	FRHIT
008870558065	161104	3	1.076	1.051	MR	STEELE	ME	YA097855B	390	419.64	390	1 COBDEN RISE	ST. CATHERINES ROAD	SOUTHAMPTON		SO18 1DL	MICHAEL	FRH
001410708862	121101	5	0.84	0.815	MISS	THORPE	MJ	YS002369D	2470	2074.80	2470	15 OLD MANOR CLOSE	WIMBORNE			BH21 2TB	MARGARET JANET	FRL
001410740162	121101	5	0.84	0.815	MR	WILKINSON	TR	WK786871B	1980	1663.20	1980	3 ST. JAMES ROAD	FERNDOWN			BH22 9NY	TREVOR ROBERT	FRL
004829781163	141102	5	0.769	0.744	MR	WILKINSON	TR	WK786871B	1930	1484.17	1930	3 ST. JAMES ROAD	FERNDOWN			BH22 9NY	TREVOR ROBERT	FRL
005175054364	141103	5	0.939	0.914	MR	WILKINSON	TR	WK786871B	1590	1493.01	1590	3 ST. JAMES ROAD	FERNDOWN			BH22 9NY	TREVOR ROBERT	FRHWIM
008869817765	161104	5	1.076	1.051	MR	WILKINSON	TR	WK786871B	590	634.84	590	3 ST. JAMES ROAD	FERNDOWN			BH22 9NY	TREVOR ROBERT	FRH
001411311862	121101	5	0.84	0.815	MR	WILLIAMS	K	WK347855D	1230	1033.20	1230	5 CHICHESTER CLOSE	ROWNER	GOSPORT		PO13 0QH	KEITH	FRHIT
004829444863	141102	5	0.769	0.744	MR	WILLIAMS	K	WK347555D	910	699.79	910	5 CHICHESTER CLOSE	PEEL COMMON	GOSPORT		PO13 0QH	KEITH	FRHIT
005174842564	141103	5	0.939	0.914	MR	WILLIAMS	K	WK347855D	810	760.59	810	5 CHICHESTER CLOSE	ROWNER	GOSPORT		PO13 0QH	KEITH	FRHIT
008869811865	161104	5	1.076	1.051	MR	WILLIAMS	K	WK347855D	650	699.40	650	5 CHICHESTER CLOSE	ROWNER	GOSPORT		PO13 0QH	KEITH	FRH
004829447263	141102	3	0.769	0.744	MR	WOOLFORD	PA	NX329804C	1620	1245.78	1620	GUESSONS COTTAGE	28 WEST STREET	TITCHFIELD	FAREHAM	PO14 4DH	PAUL	FRHIT
Totals									76610	64196.81	76610							

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 6th March 2006

Present:	A E Cook	-	Chairman
	W Tucker		
In attendance:	J M Pope	-	Company Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participants listed on the Yorkshire Building Society share-save closure schedule dated 1st March 2006 have given notice to the company (each such notice being accompanied by the appropriate subscription price of £64,196.81) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedule.

1.2 It was resolved that a total of 76,610 new ordinary shares of 2.5p nominal value each be allotted to the said participants in accordance with the particulars set out in the closure schedule dated 6th March 2006 and that such shares to rank pari passu with the existing ordinary shares of 2.5p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

1.3.3 to retain a record of closure details relating to this transaction.

2. There being no further business the meeting closed.

....

Chairman

File no. 8234923

Closure report dated 1st March 2006
Originator: Yorkshire Building Society

Schedule to
General Purposes Committee minute dated 6th March 2006

AccountNumber	GrantDate	Term	Option Price	Share Premium	Title	Surname	Initials	NINO	Exercised Shares	Cost	Shares Keep	Address1	Address2	Address3	Address4	Postcode	Forenames	Location
004829482063	141102	3	0.769	0.744	MR	ALEXANDER	KP	YR610702C	1620	1245.78	1620	58 SUNNINGHILL DRIVE	NOTTINGHAM			NG11 8FL	KEITH PATRICK	CCL
004830795763	141102	3	0.769	0.744	MR	BEVAN	J	YA224849C	4370	3360.53	4370	OLD WALLS	KNOWLE DRIVE	SIDMOUTH		EX10 8HP	JEFFREY	SAL
004830378163	141102	3	0.769	0.744	MR	BROWN	NE	JL916970C	1620	1245.78	1620	7 OAKWOOD COURT	BROOK MEADOW	SOUTH MOLTON		EX36 4BN	NEIL EDWIN	HTE
005175126464	141103	3	0.939	0.914	MR	CATTANO	A	NM004046D	810	760.59	810	10 FRESHWATER DRIVE	POOLE			BH15 4JE	ALESSANDRO	FRHWIM
008879103765	161104	3	1.076	1.051	MR	CATTANO	A	NM004046D	320	344.32	320	10 FRESHWATER DRIVE	POOLE			BH15 4JE	ALESSANDRO	FRH
005175099364	141103	3	0.939	0.914	MR	CONNETT	DM	NP771226B	1340	1258.26	1340	FLAT 2, COACH HOUSE MEWS	21 NEW BOROUGH	WIMBORNE		BH21 1RB	DAVID MARK	FRHWIM
008870493265	161104	3	1.076	1.051	MR	CONNETT	DM	NP771226B	390	419.64	390	FLAT 2, COACH HOUSE MEWS	21 NEW BOROUGH	WIMBORNE		BH21 1RB	DAVID MARK	FRH
008870491665	161104	3	1.076	1.051	MR	COOMBES	RL	YL311733A	1570	1689.32	1570	1 CLARENDON CRESCENT	TITCHFIELD COMMON	FAREHAM		PO14 4RA	ROGER LIONEL	FRH
001411745862	121101	7	0.84	0.815	MR	DAWES	GN	NR467053D	1050	882.00	1050	587 CHARMINSTER ROAD	BOURNEMOUTH			BH8 9RQ	GRAHAM NEIL	FRL
004830180063	141102	7	0.769	0.744	MR	DAWES	GN	NR467053D	710	545.99	710	587 CHARMINSTER ROAD	BOURNEMOUTH			BH8 9RQ	GRAHAM NEIL	FRH
008870466565	161104	3	1.076	1.051	MR	DICKINSON	PA	WK011921B	390	419.64	390	23 DAVENPORT CLOSE	GOSPORT			PO13 8ES	PHILIP ALAN	FRH
004829593263	141102	3	0.769	0.744	MR	EAGLES	JH	WM281609B	3880	2983.72	3880	10 PLOUGH CORNER	SYDENHAM	CHINNOR		OX39 4LF	JOHN HAROLD	CEL
001225807061	061100	7	0.836	0.811	MR	FORWARD	R	YS364233B	2830	2365.88	2830	4 BAILIE CROSS COTTAGES	POOLE ROAD	STURMINSTER MARSHALL	WIMBORNE	BH21 4AE	ROGER	FRL
001410368662	121101	7	0.84	0.815	MR	FORWARD	R	YS364233B	4340	3645.60	4340	4 BAILIE CROSS COTTAGES	POOLE ROAD	STURMINSTER MARSHALL	WIMBORNE	BH21 4AE	ROGER	FRL
004422504260	290999	7	0.691	0.666	MR	FORWARD	R	YS364233B	4740	3275.34	4740	4 BAILIE CROSS COTTAGES	POOLE ROAD	STURMINSTER MARSHALL	WIMBORNE	BH21 4AE	ROGER	FRL
005175037364	141103	3	0.939	0.914	MR	FORWARD	R	YS364233B	1420	1333.38	1420	4 BAILIE CROSS COTTAGES	POOLE ROAD	STURMINSTER MARSHALL	WIMBORNE	BH21 4AE	ROGER	FRHWIM
004829313163	141102	3	0.769	0.744	MR	FOSTER	DM	NE343940A	1960	1507.24	1960	28 CHARLECOTE DRIVE	CHANDLER'S FORD	EASTLEIGH		SO53 1SF	DAVID MARK	FRHIT
004830532663	141102	3	0.769	0.744	MR	HARDIMAN	BW	WM728131B	390	299.91	390	84 CORBIERE AVENUE	POOLE			BH12 4JW	BRIAN	FRA
004830537763	141102	3	0.769	0.744	MR	HENSTRIDGE	R	NP966934A	1030	792.07	1030	79 GREEN LANE	BOURNEMOUTH			BH10 5LE	ROBERT	FRA
005174877864	141103	3	0.939	0.914	MRS	JONES	S	NY759860D	810	760.59	810	15 ST. EDMUND CLOSE	FAREHAM			PO14 4RQ	SHARON	FRHIT
005174350464	141103	3	0.939	0.914	MR	LAWTON	MV	YL434820C	2010	1887.39	2010	1 CHARLOCK DRIVE	SHERINGHAM			NR26 8UW	MARCUS VERDI	CELRAD
001411330462	121101	5	0.84	0.815	MR	LOWRY	I	YK585205D	12010	10088.40	12010	37 NAPIER CRESCENT	FAREHAM			PO15 5BL	IAN	FRHIT
005175013664	141103	3	0.939	0.914	MISS	MOORE	JM	NP415820D	950	892.05	950	32 SPEEDWELL CLOSE	WHIDDON VALLEY	BARNSTAPLE		EX32 8PY	JANET	HTE
001410602262	121101	5	0.84	0.815	MR	PIKE	SJ	NB755539A	2910	2444.40	2910	174 RUNNYMEDE AVENUE	BOURNEMOUTH			BH11 9SP	STEPHEN JOHN	FRL
004829925363	141102	5	0.769	0.744	MR	PIKE	SJ	NB755539A	1060	815.14	1060	174 RUNNYMEDE AVENUE	BOURNEMOUTH			BH11 9SP	STEPHEN JOHN	FRL
005175107864	141103	5	0.939	0.914	MR	PIKE	SJ	NB755539A	1200	1126.80	1200	174 RUNNYMEDE AVENUE	BOURNEMOUTH			BH11 9SP	STEPHEN JOHN	FRHWIM
008869952165	161104	5	1.076	1.051	MR	PIKE	SJ	NB755539A	720	774.72	720	174 RUNNYMEDE AVENUE	BOURNEMOUTH			BH11 9SP	STEPHEN JOHN	FRH
005175443364	141103	3	0.939	0.914	MR	SMITH	RA	ZX067552C	610	572.79	610	54 PINEHURST ROAD	WEST MOORS	FERNDOWN		BH22 0AP	ROBERT ARTHUR	FRL
004829413863	141102	3	0.769	0.744	MR	SONDH	GS	NA057359A	4710	3621.99	4710	310 COPNOR ROAD	PORTSMOUTH			PO3 5DD	GURMEET SINGH	FRHIT
005174823964	141103	3	0.939	0.914	MR	STEELE	ME	YA097855B	670	629.13	670	1 COBDEN RISE	ST. CATHERINES ROAD	SOUTHAMPTON		SO18 1DL	MICHAEL	FRHIT
008870558065	161104	3	1.076	1.051	MR	STEELE	ME	YA097855B	390	419.64	390	1 COBDEN RISE	ST. CATHERINES ROAD	SOUTHAMPTON		SO18 1DL	MICHAEL	FRH
001410708862	121101	5	0.84	0.815	MISS	THORPE	MJ	YS002369D	2470	2074.80	2470	15 OLD MANOR CLOSE	WIMBORNE			BH21 2TB	MARGARET JANET	FRL
001410740162	121101	5	0.84	0.815	MR	WILKINSON	TR	WK786871B	1980	1663.20	1980	3 ST. JAMES ROAD	FERNDOWN			BH22 9NY	TREVOR ROBERT	FRL
004829781163	141102	5	0.769	0.744	MR	WILKINSON	TR	WK786871B	1930	1484.17	1930	3 ST. JAMES ROAD	FERNDOWN			BH22 9NY	TREVOR ROBERT	FRL
005175054364	141103	5	0.939	0.914	MR	WILKINSON	TR	WK786871B	1590	1493.01	1590	3 ST. JAMES ROAD	FERNDOWN			BH22 9NY	TREVOR ROBERT	FRHWIM
008869817765	161104	5	1.076	1.051	MR	WILKINSON	TR	WK786871B	590	634.84	590	3 ST. JAMES ROAD	FERNDOWN			BH22 9NY	TREVOR ROBERT	FRH
001411311862	121101	5	0.84	0.815	MR	WILLIAMS	K	WK347855D	1230	1033.20	1230	5 CHICHESTER CLOSE	ROWNER	GOSPORT		PO13 0QH	KEITH	FRHIT
004829444863	141102	5	0.769	0.744	MR	WILLIAMS	K	WK347555D	910	699.79	910	5 CHICHESTER CLOSE	PEEL COMMON	GOSPORT		PO13 0QH	KEITH	FRHIT
005174842564	141103	5	0.939	0.914	MR	WILLIAMS	K	WK347855D	810	760.59	810	5 CHICHESTER CLOSE	ROWNER	GOSPORT		PO13 0QH	KEITH	FRHIT
008869811865	161104	5	1.076	1.051	MR	WILLIAMS	K	WK347855D	650	699.40	650	5 CHICHESTER CLOSE	ROWNER	GOSPORT		PO13 0QH	KEITH	FRH
004829447263	141102	3	0.769	0.744	MR	WOOLFORD	PA	NX329804C	1620	1245.78	1620	GUESSONS COTTAGE	28 WEST STREET	TITCHFIELD	FAREHAM	PO14 4DH	PAUL	FRHIT
Totals									76610	64196.81	76610							